Exhibit 11.1

Easton Bancorp, Inc.

Computation of Earnings Per Share

Quarter Ended March 31, 2004

Net income	$129,310

Average shares outstanding	764,507

Basic earnings per share	$0.17

Average shares outstanding	764,507
Dilutive average shares outstanding under warrants and options	56,000
Exercise price	$10.00
Assumed proceeds on exercise	$560,000

Average market value	$17.25

Less: Treasury stock purchased with assumed proceeds from exercise of warrants and options	32,464
Adjusted average shares – diluted	788,043
Diluted earnings per share	$0.16

The stock of the Company is not traded on any public exchange. The average market value is derived from trades with one broker. Private sales may occur where management of the Company is unaware of the sales price.